Exhibit 99.1

NuCana Reports Fourth Quarter and Year-End 2025 Financial Results and

Provides Business Update

NUC-7738 Demonstrates Clinical Activity and Favorable Safety in Patients with PD-1

Inhibitor-Resistant Melanoma

Final Data from Phase 2 Expansion Study of NUC-7738 Expected in 2026

Advancing Additional Indications and Combination Strategies

Cash Runway Expected to Extend into 2029

Edinburgh, United Kingdom, March 19, 2026 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) today announced financial results for the fourth quarter and year ended December 31, 2025 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“We are excited to enter 2026 with significant momentum as we continue to advance the development of our ProTide pipeline with the aim to deliver significantly improved treatment outcomes for patients with cancer,” said Hugh S. Griffith, NuCana’s Chief Executive Officer. “In late 2025, we presented compelling data from our Phase 2 NuTide:701 study at the annual European Society for Medical Oncology Immuno-Oncology Congress, evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant metastatic melanoma. These data demonstrated a favorable safety profile and evidence of clinical activity, including two partial responses, one of which was confirmed, and multiple cases of stable disease, including one patient whose disease converted to a complete metabolic response with no detectable active disease.”

Mr. Griffith continued, “We expect to complete enrollment in the Phase 2 NuTide:701 expansion study in the first half of 2026, with final data expected later this year. We also plan to obtain regulatory guidance from the U.S. Food and Drug Administration regarding a potential registrational pathway for NUC-7738 in melanoma. In parallel, we are evaluating additional indications and combination strategies to further explore the therapeutic potential of NUC-7738.”

Mr. Griffith concluded, “Earlier this year we appointed Theresa Bruce as our Chief Operating Officer. Ms. Bruce brings over 25 years of oncology research and development experience, and her operational leadership will support the continued advancement of our pipeline. Based on our current operating plan, we expect our existing cash resources to fund operations into 2029, positioning us to execute on our key anticipated clinical and regulatory objectives.”

2026 Anticipated Milestones

•	NUC-7738

•	Complete patient recruitment in the Phase 2 expansion study (NuTide:701) evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 resistant melanoma;

•	Announce final data from the Phase 2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with PD-1 resistant melanoma;

•	Obtain regulatory guidance from the U.S. Food and Drug Administration regarding a potential registrational strategy for NUC-7738 in melanoma; and

•	Advance evaluation of additional indications and combination strategies.

•	NUC-3373

•	Evaluate optimal combinations and indications to inform potential future clinical studies of NUC-3373.

Fourth Quarter and Year-End 2025 Financial Highlights and Cash Position

As at December 31, 2025, NuCana had cash and cash equivalents of £24.3 million compared to £25.2 million at September 30, 2025 and £6.7 million at December 31, 2024.

In May 2025, NuCana completed a financing, raising £9.6 million in gross proceeds, £5.2 million upfront and £4.4 million from the exercise of warrants, before expenses and commissions.

Subsequently, in July 2025, NuCana raised, through the at-the-market program, £19.0 million in gross proceeds before expenses and commissions. On July 21, 2025, having raised the full amount of capital required, NuCana announced it had successfully canceled all remaining Series A Warrants issued in the May 2025 financing, in exchange for payments totaling $3.6 million. This initiative fully eliminated all overhanging rights from the May 2025 financing.

NuCana anticipates its cash and cash equivalents at December 31, 2025 will be sufficient to fund its planned operations into 2029.

NuCana reported a net loss of £2.5 million for the quarter ended December 31, 2025, as compared to a net loss of £0.7 million for the quarter ended December 31, 2024. Basic and diluted loss per ordinary share was £0.00 for the quarter ended December 31, 2025, as compared to a loss per ordinary share of £0.01 for the comparable quarter ended December 31, 2024.

NuCana reported a net loss of £29.4 million for the year ended December 31, 2025, as compared to a net loss of £19.0 million for the year ended December 31, 2024. The net loss for the year ended December 31, 2025 included the following non-cash or non-recurring items:

•	Finance expense of £12.6 million (2024: £nil) relating to the non-cash loss on fair value revaluation of the warrants issued in the May 2025 financing;

•	Professional fees of £1.4 million (2024: £nil) related to the issue of warrants; and

•	Share-based payment expenses of £10.0 million (2024: £1.6 million); partly offset by

•	Total other income of £2.7 million (2024: £nil).

Basic and diluted loss per ordinary share was £0.00 for the year ended December 31, 2025, as compared to a loss per ordinary share of £0.26 for the year ended December 31, 2024.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a targeted thymidylate synthase (“TS”) inhibitor designed to overcome key pharmacological limitations associated with other TS inhibitors. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	$	$	$	$
	For the Three Months Ended December 31,		For the Year Ended December 31,
	2025	2024	2025	2024
	(in thousands, except per share data)
	(unaudited)

	£	£	£	£
Research and development expenses	(1,736)	(729)	(12,737)	(18,017)
Administrative expenses	(1,107)	(540)	(8,096)	(4,988)
Impairment of intangible assets	—	(33)	—	(33)
Other income	—	—	841	—
Net foreign exchange gains (losses)	43	437	(118)	229

Operating loss	(2,800)	(865)	(20,110)	(22,809)
Other income	—	—	1,851	—
Finance income	173	75	386	358
Finance expense	—	—	(12,648)	—

Loss before tax	(2,627)	(790)	(30,521)	(22,451)
Income tax credit	142	137	1,168	3,454

Loss for the period attributable to equity holders of the Company	(2,485)	(653)	(29,353)	(18,997)

Basic and diluted loss per ordinary share	(0.00)	(0.01)	(0.00)	(0.26)

Condensed Consolidated Statements of Financial Position As At

	December 31, 2025	December 31, 2024
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,198	2,199
Property, plant and equipment	658	197
Deferred tax asset	117	113

	2,973	2,509
Current assets
Prepayments, accrued income and other receivables	849	922
Current income tax receivable	1,761	4,594
Cash and cash equivalents	24,251	6,749

	26,861	12,265

Total assets	29,834	14,774

Equity and liabilities
Capital and reserves
Share capital and share premium	189,586	151,827
Other reserves	87,075	78,421
Accumulated deficit	(252,334)	(224,294)

Total equity attributable to equity holders of the Company	24,327	5,954

Non-current liabilities
Provisions	58	37
Lease liabilities	656	117

	714	154
Current liabilities
Trade payables	522	2,705
Payroll taxes and social security	99	134
Accrued expenditure	4,152	5,714
Lease liabilities	20	73
Provisions	—	40

	4,793	8,666
Total liabilities	5,507	8,820

Total equity and liabilities	29,834	14,774

Condensed Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2025	2024
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(29,353)	(18,997)
Adjustments for:
Income tax credit	(1,168)	(3,454)
Amortization and depreciation	274	522
Impairment of intangible assets	—	33
Movement in provisions	(40)	10
Finance income	(386)	(358)
Finance expense	12,648	—
Interest expense on lease liabilities	20	17
Share-based payments	10,028	1,646
Net foreign exchange losses (gains)	194	(369)

	(7,783)	(20,950)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	109	1,737
Decrease in trade payables	(2,183)	(670)
Decrease in payroll taxes, social security and accrued expenditure	(1,598)	(3,250)

Movements in working capital	(3,672)	(2,183)

Cash used in operations	(11,455)	(23,133)

Net income tax received	3,988	4,015

Net cash used in operating activities	(7,467)	(19,118)

Cash flows from investing activities
Interest received	352	372
Payments for property, plant and equipment	—	(4)
Payments for intangible assets	(193)	(289)

Net cash from investing activities	159	79

Cash flows from financing activities
Payments for lease liabilities	(54)	(223)
Proceeds from exercise of share options	1	7
Proceeds from issue of share capital	20,185	8,729
Proceeds from exercise of warrants	4,436	—
Proceeds from issue of warrants	4,439	—
Payment for cancellation of warrants	(2,655)	—
Share issue expenses	(1,346)	(329)

Net cash from financing activities	25,006	8,184

Net increase (decrease) in cash and cash equivalents	17,698	(10,855)
Cash and cash equivalents at beginning of period	6,749	17,225

Effect of exchange rate changes on cash and cash equivalents	(196)	379

Cash and cash equivalents at end of period	24,251	6,749

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com